

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Adam C. Derbyshire
Executive Vice President, Finance and Administration
      And Chief Financial Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: **Salix Pharmaceuticals, Ltd**.
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 1, 2011
       Form 10-Q for the Quarterly Period Ended September 30, 2011
       Filed November 9, 2011
       File No. 000-23265

Dear Mr. Derbyshire:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

If government and other third-party payors do not provide coverage or reimburse patients for our products, our ability to derive revenues might suffer, page 27.

1. Please provide us proposed disclosure to be included in MD&A of future periodic reports that includes a quantified discussion of how the Patient Protection and Affordable Care Act of 2010 affected your 2010 operational results, including any cost increases to you in the form of higher rebate payments, the industry wide "pharmaceutical excise tax" etc.

and provide disclosure on estimated affects on 2011 operational results. Refer to ASU 2010-27.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 39

2. Regarding your Schedule II – Valuation and Qualifying Accounts (page F-31), please provide us (for your roll-forward tables) proposed disclosure to be included in your next periodic filing that allocates the amount of the current provision between the amounts related to sales made in the current period and sales made in prior periods. Otherwise, please state that you are not able to do this and explain why.

Inventories, page 41

3. Please provide us proposed disclosure to be included in your next periodic filing that explains why you increased your inventory reserve from $2.8 million at December 31, 2009 to $6.6 million at December 31, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes To Consolidated Financial Statements

4. Please provide us proposed disclosure to be included in your next periodic filing that states your accounting policy for the recognition and classification of the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act on pharmaceutical companies that sell branded prescription drugs or biologics to specified government programs in the United States. Further, quantify the fees accrued and expensed to date. Refer to ASU 2010-27.

8. Intangible Assets and Goodwill

5. You state that "The Company accounted for the Progenics transaction as a business combination under the acquisition method of accounting...". Please provide us your analysis, citing authoritative literature, used in determining that this acquisition was a "business" acquisition versus an "asset" acquisition. Tell us how you considered the guidance in ASC 805-10-55-4 through 9 and ASC 805-50-30-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant